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                                                                    Exhibit 99.1
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                                 February, 1999



To Our Shareholders:

         We are pleased to inform you that Diebold, Incorporated has adopted a new shareholder rights plan. The new rights plan replaced the Company's existing rights plan, which expired on February 10, 1999.

         This action was taken after long and careful study and was not taken in response to any pending takeover or proposed change in control of the Company. Like the Company's expired rights plan, the plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are not consistent with the interests of the Company and its shareholders. The plan is not intended to deter unsolicited offers that would provide superior long-term value to all of the Company's shareholders. The adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all shareholders receive a fair price and are treated equally in the event of a takeover.

         To effect the plan, the Directors declared a dividend of one share purchase right for each outstanding share of the Company's common stock. At the present time, stock certificates representing shares of common stock also represent ownership of rights. Therefore, shareholders will NOT need to do anything in order to receive rights under the new rights plan. All newly issued stock certificates will contain a reference to the shareholder rights plan. The distribution is being made to shareholders of record as of the close of business on February 11, 1999.

         Under the plan, the rights will initially trade together with the Company's common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable and allow the holder to acquire the Company's common stock at a discounted price on the "distribution date," I.E., the date any person or group acquires 20 percent or more of the Company's common stock. Rights held by persons who exceed the applicable threshold will be void. Until the distribution date, the rights are automatically transferred with the shares of common stock. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

         The plan also includes an exchange option. In general, after the rights become exercisable, the Directors may, at their option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of the Company's common stock. Under this option, the Company would issue one share of common stock for each right, subject to adjustment in certain circumstances.



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         The Company's Directors may, at their option, redeem all rights for
$.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on February 11, 2009, unless earlier redeemed, exchanged or amended by the Directors.

         The issuance of the rights is not a taxable event, will not affect the Company's reported financial condition or results of operations (including earnings per share), should not interfere with the Company's operating, financing or investing activities and will not change the way in which the Company's common stock is currently traded.

         A summary of the share purchase rights plan (which explains the terms and nature of the rights) is enclosed. Shareholders are urged to review the summary carefully and retain it with their permanent records.

         In adopting the share purchase rights plan, the Directors have expressed their confidence in the Company's future and its determination that you, our shareholders, be given every opportunity to participate fully in that future.


                                                  Very truly yours,



                                                  Robert W. Mahoney
                                                  Chairman of the Board and
                                                  Chief Executive Officer



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